# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stitch Fix, Inc., CIK 0001576942
CUSIP: 860897107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1 MONTGOMERY STREET, 1 MONTGOMERY STREET, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001050442-21-000006
Filed by CIK 0001050442

## Reporting persons
- DISCIPLINED GROWTH INVESTORS INC /MN: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); sole voting power 12,959,113; shared voting power 0; sole dispositive power 13,734,485; shared dispositive power 0; aggregate amount beneficially owned 13,734,485 (13.1% of the class)

## Item 1. Issuer
Name of issuer: Stitch Fix, Inc.
Address of issuer's principal executive offices: 1 MONTGOMERY STREET, 1 MONTGOMERY STREET, SAN FRANCISCO, CALIFORNIA, 94104.

## Item 2. Person Filing
Name of person filing: Disciplined Growth Investors, Inc
Address of principal business office or, if none, residence: 150 South Fifth Street, Suite 2550, Minneapolis, MN 55402
Citizenship: Minnesota Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 13,734,485
Percent of class: 13.14%
Sole power to vote or to direct the vote: 12,959,113
Shared power to vote or to direct the vote: 775,372
Sole power to dispose or to direct the disposition: 13,734,485
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DISCIPLINED GROWTH INVESTORS INC /MN: Peter Rieke, Chief Compliance Officer (11/14/2024)